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08026278

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
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SEC Mail Processing Section

FEB 26 2008

Washington, DC
110

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50767 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cornerstone Institutional Investors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

74 West Broad Street, Suite 340
(No. and Street)

Bethlehem, (City) PA (State) 18018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Humphrey, Financial & Operations Principal 1-610-694-0900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 3100, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 03 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Malcolm L. Cowen II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Institutional Investors, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

NOTARIAL SEAL
TIFFANY A GILBERT
Notary Public
BETHLEHEM TWP, NORTHAMPTON COUNTY
My Commission Expires Feb 14, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Report of Independent Certified Public Accountants

**Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank)**

December 31, 2007

## CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Harleysville National Bank

We have audited the accompanying statement of financial condition of Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank) (a Pennsylvania corporation) as of December 31, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cornerstone Institutional Investors, Inc., as of December 31, 2007, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 19, 2008

001 Market Street, Suite 3100
wo Commerce Square
hiladelphia, PA 19103
215.561.4200
215.561.1066
www.grantthornton.com

rant Thornton LLP
S member of Grant Thornton International

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

## STATEMENT OF FINANCIAL CONDITION

December 31, 2007

| | |
|---|---|
| **ASSETS** | |
| ASSETS | |
| Cash | $ 1,049,019 |
| Deposits with clearing organization | 285,914 |
| Commissions and advisory fees receivable | 1,146,484 |
| Deposits | 10,604 |
| Security deposits | 4,380 |
| Property and equipment, net | 5,189 |
| Goodwill | 1,108,064 |
| Identifiable intangible assets, net | 488,157 |
| Total assets | $ 4,097,811 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| LIABILITIES | |
| Accounts payable | $ 145,875 |
| Commissions payable, affiliate | 838,389 |
| Accrued affiliate expense reimbursement | 133,842 |
| Unearned advisory fees | 19,259 |
| Due to Parent | 296,002 |
| Total liabilities | 1,433,367 |
| STOCKHOLDER'S EQUITY | |
| Common stock, authorized 1,000 shares of $0.01 par value; issued shares - 100 | 1 |
| Additional paid-in capital | 2,014,906 |
| Retained earnings | 649,537 |
| Total stockholder's equity | 2,664,444 |
| Total liabilities and stockholder's equity | $ 4,097,811 |

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

# STATEMENT OF INCOME

For the year ended December 31, 2007

| | |
|---|---|
| REVENUES | |
| Commission/advisory income | $ 5,282,389 |
| Interest income | 6,711 |
| Total revenues | 5,289,100 |
| EXPENSES | |
| Commissions | 3,067,434 |
| Affiliate reimbursements | 855,094 |
| Professional fees | 34,191 |
| Rent | 37,617 |
| Insurance | 39,945 |
| Advisory management fees | 9,729 |
| Office supplies and expenses | 26,308 |
| Regulatory fees and expenses | 24,183 |
| Occupancy/equipment expenses | 20,946 |
| Postage | 7,225 |
| Computer expense | 20,449 |
| Mercantile and other taxes | 7,059 |
| Telephone | 19,336 |
| Marketing expense | 9,601 |
| Amortization expense | 69,033 |
| Auto expense | 14,604 |
| Travel expense | 35,027 |
| Miscellaneous | 21,708 |
| Total expenses | 4,319,489 |
| INCOME BEFORE INCOME TAXES | 969,611 |
| Income taxes | 393,612 |
| NET INCOME | $ 575,999 |

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2007

| | Common stock | | Additional paid-in | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | capital | earnings | Total |
| BALANCES, DECEMBER 31, 2006 | 100 | $ 1 | $ 1,879,426 | $ 73,538 | $ 1,952,965 |
| Stockholder capital contribution (push down) | - | - | 135,480 | - | 135,480 |
| NET INCOME | - | - | - | 575,999 | 575,999 |
| BALANCES, DECEMBER 31, 2007 | 100 | $ 1 | $ 2,014,906 | $ 649,537 | $ 2,664,444 |

The accompanying notes are an integral part of this statement.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

## STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

| | |
|---|---|
| CASH FLOWS PROVIDED BY OPERATING ACTIVITIES | |
| Net income | $ 575,999 |
| Adjustments to reconcile net income to net cash provided by operating activities | |
| Depreciation and amortization | 70,091 |
| Changes in assets and liabilities | |
| Deposits with clearing organization | 11,196 |
| Commissions receivable | (873,220) |
| Deposits | (5,659) |
| Accounts payable | (20,120) |
| Commissions payable, affiliate | 717,946 |
| Accrued affiliate expense reimbursement | 29,795 |
| Unearned advisory fees | 3,430 |
| Due to Parent | 256,404 |
| Net cash provided by operating activities | 765,862 |
| CASH FLOWS USED IN INVESTING ACTIVITIES | |
| Purchase of equipment | (5,267) |
| Net cash used in investing activities | (5,267) |
| NET INCREASE IN CASH | 760,595 |
| CASH, BEGINNING OF YEAR | 288,424 |
| CASH, END OF YEAR | $ 1,049,019 |
| SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES | |
| Goodwill push down from parent company | $ 135,480 |

The accompanying notes are an integral part of this statement.

## NOTES TO FINANCIAL STATEMENTS

December 31, 2007

## NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 1. Nature of Operations

Cornerstone Institutional Investors, Inc. ("CII" or the "Company"), a Pennsylvania corporation, was incorporated on November 13, 1997, and commenced operations on June 24, 1998. Effective January 1, 2006, Harleysville National Bank (the "Parent") acquired all of the outstanding stock of the Company. No changes were made to the Officers or Directors of CII or their daily operations.

The Company operates as a "fully-disclosed introducing general securities" broker/dealer and registered investment advisor. The Company does business in the following products:

401(k) Compensation Plans
Mutual Funds, including 529 Plans
Equities
Variable Life/Annuity Contracts
Investment Supervisory and Advisory Services.

The Company is registered as a broker/dealer and a registered investment advisor with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA") (formerly known as the National Association of Securities Dealers, Inc.) and is registered in 24 states.

On March 2, 2007, Cornerstone Financial Consultants, Ltd. ("CFC"), an affiliate of CII, acquired a business succession firm located in Towson, Maryland. The firm, now known as Cornerstone-McPherson, became a division of CFC and in late March 2007 became a Non-OSJ branch office of CII. A Non-OSJ branch office is a FINRA term defined as a branch without a supervising principle on location. The only expenses being incurred by CII for Cornerstone-McPherson are the licensing and registration fees for the registered representatives. All other expenses associated with this office are the responsibility of CFC; however, CII is responsible for the supervision of the registered representatives located in the Non-OSJ branch office.

### 2. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. Revenue Recognition

Commission income on securities transactions is recorded on a settlement date basis; referral fees are recognized as income when received, and advisory fees are recorded as income in the period in which they are earned.

(Continued)

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Income Taxes

As a result of the acquisition by the Parent, the Company ceased to qualify as an S corporation and is treated as a C corporation for federal and state income tax purposes, effective January 13, 2006.

There are two components of income tax expense which include federal and state income taxes. The Company, as a wholly owned subsidiary of the Bank, is included in the consolidated federal income tax return of Harleysville National Corporation and subsidiaries using the applicable federal income tax rate of 35%. For state tax purposes, the Company files as a separate company and is subject to the Pennsylvania corporate net income tax. As of December 31, 2007, there is a deferred tax liability of approximately $21,000 related to the amortization of goodwill and intangibles that are deductible for tax purposes.

The federal and state tax expense for the year ended December 31, 2007 are $296,002 and $97,610, respectively, of which $296,002 is included in the due to Parent on the Company's statement of condition.

5. Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

6. Cash and Cash Equivalents

For reporting cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits with banks. The Company maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal. Interest-bearing deposits in other financial institutions consist of short-term investments generally having maturities of less than 30 days.

7. Goodwill and Intangible Assets

Goodwill is subject to impairment testing at least annually to determine whether write-downs of the recorded balances are necessary. The Company tests for impairment as of June 30 of each year. The Company has tested the goodwill included on its balance sheet as of December 31, 2007, and has determined that it was not impaired as of such date. Identifiable intangible assets with finite useful lives are amortized on a straight-line basis over their estimated lives (ranging from five to ten years) and are evaluated for impairment if events and circumstances indicate a possible impairment.

## NOTE B - CHANGE OF OWNERSHIP

Effective January 1, 2006, the Bank completed its acquisition of the Cornerstone Companies. The acquisition was consummated pursuant to a Purchase Agreement dated November 15, 2005, by and among the Bank and CFC, CII, Cornerstone Advisors Asset Management, Inc., (CAAM), and together with CFC and CII (collectively, the Cornerstone Companies) and Cornerstone Management Resources, Inc. (CMR).

Under the Purchase Agreement, the Bank acquired all of the outstanding capital stock of CFC and CII, substantially all of the assets of CAAM, and certain limited assets of CMR. The purchase price consisted of $15.0 million in cash paid at closing and a contingent payment of up to $7.0 million to be paid post-closing. The contingent payment is based upon the Cornerstone Companies meeting certain minimum operating results during a five-year earn-out period with a maximum payout of $7.0 million over the next five years. At December 31, 2007, the remaining maximum payout to the Cornerstone Companies is $4.8 million through 2010.

The Cornerstone Companies acquisition was accounted for using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*. Goodwill and identifiable intangibles allocated to the Company were $973,000 and $626,000, respectively. The minimum operating results were met by the Cornerstone Companies during 2007 resulting in an earn-out payment of $1.2 million, of which $135,480 was allocated to the Company as goodwill. The original intangible assets consist of $562,000 in a customer list intangible and $64,000 in a non-compete intangible. Amortization of the identifiable intangibles for the Company totaled $69,033 for the year ending December 31, 2007.

The purchase price was allocated based on the percentage of pre-tax year one-budgeted earnings of each Cornerstone entity, which resulted in an allocation of the total purchase price of 11.29% to CII, 33.36% to CAAM and 55.35% to CFC. Company management felt that this allocation represented a reasonable proxy of fair value.

## NOTE C - COMMISSIONS AND ADVISORY FEES RECEIVABLE

The Company utilizes the services of a clearing broker to execute securities transactions for the Company's customers. The Company is paid commissions by the clearing broker for all transactions executed on behalf of the Company's customers. In addition, the Company receives commissions from insurance companies for the sale of variable life and annuity contracts. The advisory fees are asset-based fees deducted from the Company's clients' investment accounts by the custodian of the client's investments. The fees are forwarded to the Company by the custodian of the clients' assets. They may be some advisory fees that are billed directly to the client upon the client's request. The commissions and advisory fees receivable are reported in the quarter they are earned at amounts the company expects to collect based on the asset values of the accounts. The commissions and advisory fees receivable are considered fully collectible by management and accordingly no allowance for doubtful accounts is considered necessary.

## NOTE D - INTANGIBLE ASSETS

Goodwill as of December 31, 2007 consists of the following:

| | |
|---|---|
| Cornerstone Institutional Investors | $ 1,108,064 |

Identifiable intangible assets, net:

| | December 31, 2007 | |
|---|---|---|
| | Gross carrying amount | Accumulated amortization |
| Identified intangible assets | | |
| Non-compete agreement | $ 64,105 | $ 25,642 |
| Customer lists | 562,119 | 112,425 |
| Identifiable intangible assets, net | $ 626,224 | $ 138,067 |

Amortization expense for the year ended December 31, 2007 was $69,033. The estimated aggregate amortization expense for each of the five succeeding years is as follows:

| Year | Amount |
|---|---|
| 2008 | $ 69,033 |
| 2009 | 69,033 |
| 2010 | 69,033 |
| 2011 | 56,212 |
| 2012 | 56,212 |
| Thereafter | 168,634 |
| Total | $ 488,157 |

During 2007 the Company performed its goodwill impairment test based on SFAS No. 142. Based upon the results of such tests, the Company determined that the estimated fair value of the reporting unit exceeded the book value.

## NOTE E - RELATED PARTY TRANSACTIONS

The Company uses office space for its branch office in a building owned by a partnership wherein one of the Directors is a general partner. Prior to the acquisition, John R. Yaissle, General Partner of the Yaissle Family Limited Partnership and then President of CFC, leased the office space to CFC. At the time of the acquisition in January 2006, Harleysville National Bank entered into a lease agreement with the Yaissle Family Limited Partnership to lease the space. After the acquisition, the Company continues to utilize space for its branch office without incurring any costs for the use of that space. No rent or other obligation is associated with the use of this space.

The Company has agreed to reimburse Harleysville Management Corporation, a wholly owned subsidiary of Harleysville National Corporation, for salaries, benefits, and any type of related employee expenses. The total amount reimbursed was $855,094 for year ended 2007 of which $133,842 is payable at December 31, 2007.

On January 2, 2006, the Company entered into an agreement with CFC, a wholly owned subsidiary of Harleysville National Bank, whereby the Company has agreed to forward all commissions, net of a 15% processing charge, paid to the Company by its various insurance carriers for the sale and renewal of variable life insurance products. Commissions to this affiliate were $3,052,488 for the year ended December 31, 2007 of which $838,389 is payable at December 31, 2007. The current agreement is for an initial period of (6) months and will automatically renew for successive periods of (6) months unless either party provides 30 days notice of cancellation prior to any renewal period.

The Company maintains its bank accounts at the Parent. As of December 31, 2007, the Company had approximately $1,049,000 on deposit, of which approximately $949,000 is over the FDIC insurance limit.

## NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $181,010, which was $85,452 in excess of its required net capital of $95,558. The Company's ratio of aggregate indebtedness to net capital was 7.92 to 1 at December 31, 2007.

## NOTE G - EXEMPTIVE PROVISION OF RULE 15C3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and since it does not control, possess or put at risk any customers funds or securities, the Company qualifies for exemption under subparagraph (k)(2)(ii) of the provisions of Rule 15c3-3 which otherwise requires disclosure of the "Computation for Determination for Reserve Requirements" and the schedule of "Information for Possession or Control Requirements."

## NOTE H - COMMITMENTS

The Company leases various office equipment under operating leases. The space is shared with an affiliated company. On October 1, 2006 the lease was renewed for a period of seven years with a revised lease expiration date of September 30, 2013. The Company uses 34% of the space as of December 31, 2007. The Company is jointly and severally liable to the terms contained in the lease. The Company's share of the future minimum rental payments are as follows:

| Year ending | Payments |
|---|---|
| 2008 | $ 38,650 |
| 2009 | 39,809 |
| 2010 | 41,003 |
| 2011 | 42,233 |
| 2012 | 43,500 |
| Thereafter | 33,354 |
| | $ 238,549 |

In addition, the lease calls for payments of estimated operating expenses for each year for the term of the lease. Total rent expense amounted to $37,617 for the year ended December 31, 2007.

## NOTE I - BENEFIT PLAN

The Company's employees participate in the Parent's 401(k) plan that covers substantially all of Harleysville National Corporation's employees. Under the plan, all employees are eligible to contribute up to the IRS maximum allowable of their annual salary with the Company matching 50% of the employee's first 6% contribution. The matching contributions for the year ending December 31, 2007 totaled $18,330 and are included within the affiliated reimbursements in the accompany statement of income.

SUPPLEMENTAL INFORMATION

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2007

### COMPUTATION OF NET CAPITAL

| | |
|---|---|
| TOTAL STOCKHOLDER'S EQUITY | $ 2,664,444 |
| Less non-allowable assets | |
| Cash | 656,260 |
| Commissions and fees receivable | 156,779 |
| Goodwill and intangibles | 1,596,221 |
| Other assets | 20,173 |
| Other deductions | 54,000 |
| Total nonallowable assets | 2,483,433 |
| NET CAPITAL | $ 181,011 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL AGGREGATE INDEBTEDNESS LIABILITIES | |
| Accounts payable | $ 145,875 |
| Commissions payable | 838,389 |
| Accrued affiliate expense reimbursement | 133,842 |
| Unearned advisory fees | 19,259 |
| Due to Parent | 296,002 |
| Total aggregate indebtedness liabilities | 1,433,367 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 1,433,367 |

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| REGULATORY MINIMUM | $ 50,000 |
| CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS | $ 95,558 |
| REQUIRED CAPITAL | $ 50,000 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 85,452 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 7.92 |

No material differences exist between the above computation and the computation included in the company's unaudited Form X-17A-5 Part II A quarterly filing.

Cornerstone Institutional Investors, Inc.
(a wholly owned subsidiary of Harleysville National Bank)

# COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Not applicable: The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii). The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

Report on Internal Control Required by SEC Rule 17a-5

**Cornerstone Institutional Investors, Inc (a wholly owned subsidiary of Harleysville National Bank)**

December 31, 2007

Grant Thornton

ccountants and Business Advisors

Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Cornerstone Institutional Investors, Inc.

In planning and performing our audit of the financial statements of Cornerstone Institutional Investors, Inc. (a wholly owned subsidiary of Harleysville National Bank) (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13, and 2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Market Street, Suite 3100
ommerce Square
lphia, PA 19103
.561.4200
.561.1066
v.grantthornton.com

hornton LLP
nber of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by an entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 19, 2008

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